

Ted Cohn · 2nd

 **Wildeye Inc.**

CEO, CTO & Founder, Wildeye Inc. | BidToTalk

Incline Village, Nevada · 500+ connections · **Contact info**

Featured



The Vital Guide to Android Interviewing
toptal.com

I wrote this guide for Toptal under contract.
If you click to go to the original, scroll dow...



The Vital Guide to Java Interviewing
toptal.com

I wrote this guide for Toptal under contract.
If you click to go to the original, scroll dow...



How
War
linke

If yo
find

Experience



CEO, CTO & Founder
Wildeye Inc. · Full-time



Jul 2020 – Present · 3 mos
Incline Village, Nevada, United States



Software Consultant

Anthem, Inc. · Contract
Aug 2019 – May 2020 · 10 mos

Part of a small crack Toptal team, I helped identify numerous areas for massive gains in productivity, including saving $3M in lost developer and QA time for the company's Sydney Android and iOS apps. Developed core functionality for integrated health device tracking to improve user health.



CTO and Cofounder

Orderscape, Inc. · Full-time
Apr 2016 – Oct 2019 · 3 yrs 7 mos
Incline Village, NV

Creating a paradigm shift for e-commerce, voice and conversational search.

Advisor

PCOM
Oct 2016 – Jun 2017 · 9 mos
Mountain View, CA

Technical advisory and consulting for Personal Communicator advanced wearable device.



Principal Software Engineer & Advisor

GameOn Technology · Contract
Aug 2014 – Dec 2016 · 2 yrs 5 mos
San Francisco Bay Area

Lead engineer for premier sports media chat app platform for iOS, Android and chatbots. Added focus on performance, user interface best practices, product features relevant for cutting edge chat experience and robust Android asynchronous, threading, order to choatic, pubnub channel architecture.

Show 5 more experiences ⌄

Education



University of California, Berkeley

Bachelor of Arts (B.A.), Computer Science
1983 – 1987

Volunteer Experience

Mentor

Parallel 18
Apr 2017 – May 2018 • 1 yr 2 mos
Science and Technology

I've presented and mentor companies in technology-business at Puerto Rico's P18 startup accelerator. https://parallel18.com/mentors.html



